Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis

November 12, 2026
This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the three quarters ended September 30, 2026, dated November 12, 2026, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2026, and the MD&A and audited consolidated financial statements and related notes included in our 2025 Annual Report filed on February 25, 2026.

Our unaudited interim consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2026, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2025, except for the adoption of the amendments to IFRS 9 and IFRS 7. These amendments, disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter and the three quarters ended September 30, 2026 (incorporated herein by reference) resulted in a change in accounting policy discussed in the Critical Accounting Developments, Estimates, and Measures section.

All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated herein by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, free cash flow to net income, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q3 2026 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management’s Discussion and Analysis September 30, 2026	M-1	Stantec Inc.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

At Stantec, community encompasses everyone connected to the work we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec community unites approximately 34,000 employees working in over 450 locations across six continents. Please see page M-2 of Stantec’s 2025 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2026 and 2025

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
Page Southerland Page, LLC. (Page)	July 2025	Washington, DC	1,400			●
Global
Kallan Sustainable Holdings Limited and Ryan Hanley Limited (Ryan Hanley)	April 2025	Galway, Ireland	150		●
Cosgroves Group Limited (Cosgroves)	June 2025	Christchurch, New Zealand	90			●
Niche Environment and Heritage Pty Ltd. and Ausecology Pty Ltd. (Niche)	August 2026	Sydney, Australia	200				●

Management’s Discussion and Analysis September 30, 2026	M-2	Stantec Inc.

Q3 2026 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2026		2025		2026		2025
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,353.1	126.2%	2,140.5	125.5%	6,648.8	124.5%	6,028.4	124.2%
Net revenue	1,864.9	100.0%	1,705.4	100.0%	5,339.8	100.0%	4,855.1	100.0%
Direct payroll costs	840.0	45.0%	777.5	45.6%	2,430.1	45.5%	2,219.0	45.7%
Project margin	1,024.9	55.0%	927.9	54.4%	2,909.7	54.5%	2,636.1	54.3%
Administrative and marketing expenses	661.4	35.5%	616.0	36.1%	1,957.9	36.7%	1,826.3	37.6%
Depreciation of property and equipment	18.6	1.0%	18.9	1.1%	54.4	1.0%	53.8	1.1%
Depreciation of lease assets	35.5	1.9%	35.3	2.1%	105.3	2.0%	98.6	2.0%
Net (reversal) impairment of lease assets	(0.1)	—%	(0.8)	—%	12.8	0.2%	(1.7)	—%
Amortization of intangible assets	38.9	2.1%	35.8	2.1%	121.8	2.3%	95.8	2.0%
Net interest expense and other net finance expense	27.6	1.5%	28.5	1.7%	78.7	1.5%	71.1	1.5%
Other expenses (income)	1.4	0.1%	(4.6)	(0.4%)	(9.5)	(0.3%)	(15.7)	(0.3%)
Income taxes	62.0	3.3%	48.8	2.9%	147.6	2.8%	122.4	2.5%
Net income	179.6	9.6%	150.0	8.8%	440.7	8.3%	385.5	7.9%
Basic and diluted earnings per share (EPS)	1.60	n/m	1.32	n/m	3.89	n/m	3.38	n/m
Adjusted EBITDA (note)	377.1	20.2%	323.4	19.0%	997.0	18.7%	860.1	17.7%
Adjusted net income (note)	212.1	11.4%	174.1	10.2%	546.8	10.2%	461.6	9.5%
Adjusted EPS (note)	1.89	n/m	1.53	n/m	4.83	n/m	4.05	n/m
Dividends declared per common share	0.245	n/m	0.225	n/m	0.735	n/m	0.675	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).
n/m = not meaningful

Q3 2026 compared to Q3 2025

We achieved strong third quarter adjusted net income of $212.1 million and adjusted earnings per share of $1.89, reflecting an increase of 23.5%, driven by net revenue growth and strong operational performance.
•Net revenue increased 9.4% or $159.5 million, to $1.9 billion, driven by organic growth of 5.3% and acquisition growth of 2.6%. We achieved organic growth in all of our regions and businesses, most notably in Water with double-digit organic growth.
•Project margin increased 10.5% or $97.0 million, to $1,024.9 million, reflecting an improvement of 60 basis points to 55.0%. This was a result of net revenue growth, solid project execution and favorable project recoveries.
•Adjusted EBITDA increased 16.6% or $53.7 million, to $377.1 million. Adjusted EBITDA margin was 20.2%, an increase of 120 basis points compared to Q3 2025. The growth in margin was primarily due to solid project margin and lower administrative and marketing expenses as a percentage of net revenue, reflecting our focus on efficient management of operations and optimization of discretionary spending.
•Net income increased 19.7% or $29.6 million, to $179.6 million, and diluted EPS increased 21.2%, or $0.28, to $1.60, mainly due to net revenue growth, improvements in project margin, and, as a percentage of net revenue, a 60 basis point reduction in administrative and marketing expenses.

Management’s Discussion and Analysis September 30, 2026	M-3	Stantec Inc.

•Similarly, adjusted net income grew 21.8% or $38.0 million, to $212.1 million, equating to 11.4% of net revenue—an increase of 120 basis points compared to Q3 2025. Adjusted EPS increased 23.5% or $0.36, to $1.89.
•Contract backlog stands at $9.2 billion at September 30, 2026, achieving an 11.6% year-over-year increase, driven by 9.9% organic growth. Organic growth was achieved in all of our regions and businesses, driven primarily by double-digit organic growth in Canada and Global and in our Buildings, Water and Energy & Resources businesses. Contract backlog represents approximately 13 months of work.
•Cash flows from operations increased $76.4 million to $392.3 million compared to Q3 2025, reflecting strong revenue growth and improvements from the timing of collections and payments within working capital.
•Days sales outstanding (DSO) was 76 days, an increase of three days compared to Q3 2025 and approximates our target of 75 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2026 was 1.2x and remained within our internal target range of 1.0x to 2.0x.
•Consistent with our capital allocation strategy, common shares of 1,723,229 were repurchased under our Normal Course Issuer Bid (NCIB) during the quarter, for an aggregate price of $174.5 million.
•As of August 6, 2026 we acquired Niche, a 200-person engineering and environmental consultancy firm in Australia, bolstering our Environmental Services operations.
•On November 12, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on January 15, 2027, to shareholders of record on December 31, 2026.

Year-to-date Q3 2026 compared to year-to-date Q3 2025
•Net revenue increased 10.0% or $484.7 million, to $5.3 billion, driven by acquisition growth of 5.5%, which primarily reflects strong results of Page in our US operations, and organic growth of 4.3%. Organic growth was driven by our Global region of 9.4%, combined with growth of 2.6% in both Canada and the United States, as well as double-digit growth in our Water business.
•Project margin increased $273.6 million or 10.4%, to $2.9 billion. As a percentage of net revenue, project margin increased 20 basis points from the prior year to 54.5%.
•Adjusted EBITDA increased $136.9 million or 15.9%, to $997.0 million. Adjusted EBITDA margin increased by 100 basis points over the prior period to 18.7%, primarily due to solid project margin and lower administrative and marketing expenses as a percentage of net revenue, reflecting our focus on efficient management of operations and optimization of discretionary spending.
•Net income increased 14.3% or $55.2 million, to $440.7 million, and diluted EPS increased 15.1%, or $0.51, to $3.89, mainly due to higher net revenue and lower administrative and marketing expenses as a percentage of net revenue partly offset by higher amortization of intangible assets and lease asset impairment.
•Similarly, adjusted net income grew 18.5% or $85.2 million, to $546.8 million, achieving 10.2% of net revenue—an increase of 70 basis points—and adjusted EPS increased 19.3%, or $0.78, to $4.83.
•Cash flows from operations were $508.6 million, which was a decrease of $42.0 million compared to the prior year. Strong revenue and margin growth were offset by the required investment in net working capital.
•Under our NCIB, we repurchased 3,390,521 common shares for an aggregate price of $350.4 million.

Management’s Discussion and Analysis September 30, 2026	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Net income	179.6	150.0	440.7	385.5
Add back:
Income taxes	62.0	48.8	147.6	122.4
Net interest expense	27.3	28.1	77.6	69.8
Net impairment (reversal) of lease assets (note 1)	0.1	(0.5)	10.6	(0.5)
Depreciation and amortization	93.0	90.0	281.5	248.2
Unrealized gain on equity securities (note 3)	(0.2)	(4.0)	(2.1)	(3.2)
Acquisition, integration and restructuring costs (note 4)	7.9	11.0	33.7	37.9
Other (note 5)	7.4	—	7.4	—
Adjusted EBITDA	377.1	323.4	997.0	860.1

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Net income	179.6	150.0	440.7	385.5
Add back after tax:
Net (reversal) impairment of lease assets (note 1)	(0.1)	(0.4)	7.9	(0.4)
Amortization of intangible assets related to acquisitions (note 2)	21.5	19.4	69.0	50.2
Unrealized gain on equity securities (note 3)	(0.2)	(3.1)	(1.6)	(2.5)
Acquisition, integration and restructuring costs (note 4)	5.7	8.2	25.2	28.8
Other (note 5)	5.6	—	5.6	—
Adjusted net income	212.1	174.1	546.8	461.6
Weighted average number of shares outstanding - diluted	112,106,854	114,066,995	113,237,471	114,066,995
Adjusted earnings per share	1.89	1.53	4.83	4.05
See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment of lease assets includes onerous contract provisions related to the lease agreements associated with underutilized office space for the quarter ended September 30, 2026 of $0.2 (2025 - $0.3) and for the three quarters ended September 30, 2026 of $(2.2) (2025 -$1.2). For the quarter ended September 30, 2026, this amount is net of tax of $0.2 (2025 - $(0.1)). For the three quarters ended September 30, 2026, this amount is net of tax of $2.7 (2025 - $(0.1)).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2026, this amount is net of tax of $7.5 (2025 - $6.3). For the three quarters ended September 30, 2026, this amount is net of tax of $23.1 (2025 -$15.9).
note 3: For the quarter ended September 30, 2026, this amount is net of tax of $— (2025 - $(0.9)) and for the three quarters ended September 30, 2026, this amount is net of tax of $(0.5)) (2025 - $(0.7)).
note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring activities. For the quarter ended September 30, 2026, this amount is net of tax of $2.2 (2025 - $2.8) and for the three quarters ended September 30, 2026, this amount is net of tax of $8.5 (2025 - $9.1).
note 5: The add back of other expenses relates to the accelerated recognition of the cost associated with the long-term incentive plan for the retirement of our CEO effective September 30th, 2026. For the quarter and three quarters ended September 30, 2026, this amount is net of tax of $1.8.

Management’s Discussion and Analysis September 30, 2026	M-5	Stantec Inc.

Financial Targets
In our Q2 2026 Interim Report, we narrowed and adjusted upward the range of our adjusted EBITDA margin target contained within our 2026 guidance (provided on page M-10 in our 2025 Annual Report, incorporated herein by reference). We have further narrowed and adjusted upward the range of our adjusted EBITDA margin target and also increased our adjusted net income margin and adjusted EPS growth targets based on the strength of our financial performance and the outlook for the remainder of the year, as further described below in the Outlook section. We have also narrowed the range of our expected net revenue growth target. Our other targets remain unchanged.

	Previously Published 2026 Annual Range	Revised 2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%	9.0% to 11.0%
Adjusted EBITDA as % of net revenue (note)	17.8% to 18.3%	18.3% to 18.5%
Adjusted net income as % of net revenue (note)	at or above 9.5%	at or above 9.8%
Adjusted EPS growth (note)	15.0% to 18.0%	17.0% to 19.0%
Adjusted ROIC (note)	above 13.0%	above 13.0%
In setting our targets and guidance, we assumed an average value for the US dollar of $1.38, GBP of $1.85, and AU of $0.98 for the remainder of the year. For all other underlying assumptions, see page M-25.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section.

Outlook
The revised guidance that we provided in the Outlook section of our Q2 2026 Interim Report (incorporated herein by reference) was based on our expectations that key demand drivers supporting our industry remain favorable and that we continue to expect to achieve results in line with or exceeding our previously disclosed 2026 targets. Diversified opportunities continue to arise from strong demand for services related to aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security.

Overall, we continue to expect net revenue growth in line with previous expectations. Based on consideration of our financial performance to date in 2026, we have narrowed the range of expected annual net revenue growth from 8.5% to 11.5% to 9.0% to 11.0%. At a regional level, in the fourth quarter, we anticipate the improvement in organic net revenue growth in Canada and the US experienced in the third quarter to continue. This is expected to yield annual organic net revenue growth for 2026 in the mid-single digit range for the US and the low to mid-single digit range in Canada. Our US organic net revenue growth expectations are underpinned by organic growth in backlog across our business lines and continued strength in other customer demand signals. We continue to expect Canada’s organic net revenue growth to be driven primarily by public sector spending plans and higher demand levels in the Water and Buildings business lines. We continue to expect organic net revenue growth in Global to be in the high-single digits, driven by continued high levels of activity in our Water business, ongoing work under Asset Management Programs and frameworks, and strong demand in Energy & Resources.

Our year-to-date results reflect strong margin improvements and effectiveness in managing operating costs, and we have refined our estimates of adjusted EBITDA margin, adjusted net income margin, and adjusted EPS growth accordingly. We expect that adjusted EBITDA margin will reach a record range of 18.3% to 18.5% in 2026, reflecting a narrowing and increase of the range from 17.8% to 18.3%. This will have a positive impact on profitability, and we have therefore adjusted upwards our estimate of adjusted net income margin from 9.5% to 9.8% and narrowed and adjusted upwards the range of our EPS growth target from 15.0% to 18.0% to 17.0% to 19.0%. These improvements reflect strong project margins resulting from effective operational execution, as well as continued focus on enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies.

Management’s Discussion and Analysis September 30, 2026	M-6	Stantec Inc.

We continue to expect to achieve an adjusted ROIC greater than 13.0%.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Financial Performance
The following sections outline specific factors that affected the results of our operations in Q3 2026 and year-to-date Q3 2026.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In Q3 2026, we delivered net revenue of $1.9 billion and achieved a net revenue increase of 9.4% compared to Q3 2025. Year to date, we delivered net revenue of $5.3 billion, an overall 10% increase. In both periods, net revenue growth reflects significant contributions from our acquisitions, in particular Page, organic growth in all of our regions, and double digit growth in our Water business. Public infrastructure spending and private investment continue to be key growth drivers in 2026, with strong demand across the water and energy sectors. Other key drivers are the ongoing challenges to build climate resiliency, tackle resource security, and the growing need for power delivery solutions. The focus on Smart Cities and buildings, including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $24.3 million positive impact on our net revenue results in Q3 2026 compared to Q3 2025 and a net $8.9 million positive impact on our net revenue results year to date in 2026 compared to 2025:
•The US dollar averaged $1.38 in Q3 2025 and $1.40 in Q3 2026 —a 1.4% increase. Year to date, the US dollar averaged $1.40 in Q3 2025 and $1.39 in Q3 2026 — a 0.7% decrease. The strengthened USD compared to the Canadian dollar had a positive effect on gross and net revenues during the quarter, and had a year-to-date negative impact on gross and net revenues.
•The GBP averaged $1.86 in Q3 2025 and $1.88 in Q3 2026—a 1.1% increase. Year to date, the GBP averaged $1.84 in Q3 2025 and $1.86 in Q3 2026 —a 1.1% increase. The strengthened GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.90 in Q3 2025 and $0.99 in Q3 2026—a 10.0% increase. Year to date, the AU dollar averaged $0.90 in Q3 2025 and $0.97 Q3 2026—a 7.8% increase. The strengthened AU dollar compared to the Canadian dollar had a positive effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis September 30, 2026	M-7	Stantec Inc.

Gross Revenue by Reportable Segment - Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026	Q3 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	492.9	484.5	8.4	—	n/a	8.4	1.7%
United States	1,306.4	1,177.1	129.3	57.2	18.4	53.7	4.6%
Global	553.8	478.9	74.9	5.6	13.0	56.3	11.8%
Total	2,353.1	2,140.5	212.6	62.8	31.4	118.4
Percentage growth			9.9%	2.9%	1.5%	5.5%

Net Revenue by Reportable Segment - Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026	Q3 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	415.8	399.6	16.2	—	n/a	16.2	4.1%
United States	985.4	888.0	97.4	39.4	14.4	43.6	4.9%
Global	463.7	417.8	45.9	4.7	9.9	31.3	7.5%
Total	1,864.9	1,705.4	159.5	44.1	24.3	91.1
Percentage growth			9.4%	2.6%	1.5%	5.3%

Gross Revenue by Reportable Segment - year-to-date Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026 YTD	Q3 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,387.6	1,371.1	16.5	—	n/a	16.5	1.2%
United States	3,671.4	3,270.1	401.3	329.5	(28.4)	100.2	3.1%
Global	1,589.8	1,387.2	202.6	26.7	39.9	136.0	9.8%
Total	6,648.8	6,028.4	620.4	356.2	11.5	252.7
Percentage growth			10.3%	5.9%	0.2%	4.2%

Net Revenue by Reportable Segment - year-to-date Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026 YTD	Q3 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,195.3	1,165.4	29.9	—	n/a	29.9	2.6%
United States	2,802.4	2,512.5	289.9	245.2	(21.4)	66.1	2.6%
Global	1,342.1	1,177.2	164.9	24.2	30.3	110.4	9.4%
Total	5,339.8	4,855.1	484.7	269.4	8.9	206.4
Percentage growth			10.0%	5.5%	0.2%	4.3%

Management’s Discussion and Analysis September 30, 2026	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit - Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026	Q3 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth
Buildings	616.1	551.8	64.3	57.7	7.7	(1.2)	(0.2%)
Infrastructure	565.9	537.7	28.2	—	7.6	20.7	3.9%
Water	510.1	450.4	59.7	—	7.4	52.3	11.6%
Environmental Services	432.6	403.1	29.5	5.1	5.3	19.1	4.7%
Energy & Resources	228.4	197.5	30.9	—	3.4	27.5	13.9%
Total	2,353.1	2,140.5	212.6	62.8	31.4	118.4
Percentage growth			9.9%	2.9%	1.5%	5.5%

Net Revenue by Business Operating Unit - Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026	Q3 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Buildings	481.1	420.4	60.7	39.7	6.2	14.8	3.5%
Infrastructure	449.0	440.8	8.2	—	6.1	2.1	0.5%
Water	422.4	370.6	51.8	—	5.1	46.7	12.6%
Environmental Services	317.5	294.7	22.8	4.4	4.0	14.4	4.9%
Energy & Resources	194.9	178.9	16.0	—	2.9	13.1	7.3%
Total	1,864.9	1,705.4	159.5	44.1	24.3	91.1
Percentage growth			9.4%	2.6%	1.5%	5.3%

Management’s Discussion and Analysis September 30, 2026	M-9	Stantec Inc.

Gross Revenue by Business Operating Unit - year-to-date Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026 YTD	Q3 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	1,760.8	1,422.1	338.7	344.7	(0.6)	(5.4)	(0.4%)
Infrastructure	1,598.0	1,575.4	22.6	—	6.7	15.9	1.0%
Water	1,456.1	1,300.6	155.5	6.4	3.1	146.0	11.2%
Environmental Services	1,172.0	1,121.1	50.9	5.1	(0.4)	46.2	4.1%
Energy & Resources	661.9	609.2	52.7	—	2.7	50.0	8.2%
Total	6,648.8	6,028.4	620.4	356.2	11.5	252.7
Percentage growth			10.3%	5.9%	0.2%	4.2%

Net Revenue by Business Operating Unit - year-to-date Q3 2026
(In millions of Canadian dollars, except percentages)	Q3 2026 YTD	Q3 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	1,388.5	1,113.9	274.6	259.3	0.7	14.6	1.3%
Infrastructure	1,298.3	1,297.7	0.6	—	6.3	(5.7)	(0.4%)
Water	1,206.6	1,064.2	142.4	5.7	(0.1)	136.8	12.9%
Environmental Services	876.5	845.5	31.0	4.4	—	26.6	3.1%
Energy & Resources	569.9	533.8	36.1	—	2.0	34.1	6.4%
Total	5,339.8	4,855.1	484.7	269.4	8.9	206.4
Percentage growth			10.0%	5.5%	0.2%	4.3%

Canada
We achieved 4.1% organic net revenue growth during the quarter and 2.6% year to date. Double-digit organic net revenue growth during the quarter and year to date in our Water business was driven by biosolids projects and continued momentum on wastewater solution projects. Energy & Resources also generated double-digit organic net revenue growth during the quarter due to an increase in volume and project recoveries recorded in the period. Steady organic net revenue growth was also achieved in both our Buildings and Environmental Services businesses through public sector investment primarily in our civic markets and an increase in environmental planning in the mining industry, respectively. Partly offsetting the growth was a retraction in our Infrastructure business due to the wind-down of certain significant transit and roadway projects in accordance with project cycles.

United States
Our acquisition of Page contributed to double-digit net revenue growth in both the quarter and year to date periods, particularly in our Buildings business. Consistent with our expectations, we achieved organic revenue growth of 4.9% in the quarter and 2.6% year to date, as project deferrals and delays experienced during the first half of 2026 were largely resolved.

During the quarter, our Water business achieved strong organic growth due to continued demand in our water treatment, conveyance and advanced manufacturing sectors, partly offset by the wind down of industrial water and waterpower and dams projects in the US South region. Our Infrastructure business delivered growth through continued demands on data center projects in our north central region and favorable transportation project recoveries in the eastern region. Environmental Services capitalized on strong demands in the oil and gas, power & energy, and mission critical sectors and in Energy & Resources from work on a major hydropower dam project. In Buildings, growth in the quarter was related to mission critical facilities and favorable recoveries.

Management’s Discussion and Analysis September 30, 2026	M-10	Stantec Inc.

Global
Our Global operations achieved double-digit net revenue growth of 11.0% during the quarter and 14.0% year to date, primarily reflecting strong organic growth, acquisitions, and favorable foreign exchange. Our industry-leading Water business continued to deliver robust double-digit organic growth, led by increased delivery under the UK’s long-term framework programs and higher volumes in the Middle East. Energy & Resources also achieved double-digit organic growth, driven by increased activity across Latin America and the UK as demand for copper mining and hydropower solutions continued to grow. Environmental Services benefited from increased activity in the Netherlands and acquisition growth in Australia.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog at September 30, 2026 stands at $9.2 billion, reflecting an increase of $0.9 billion since September 30, 2025, and represents approximately 13 months of work. Backlog grew organically in all of our regions, most notably in Canada and Global with organic growth of 18.4% and 13.7%, respectively, and particularly in our Energy & Resources, Buildings and Water businesses, each achieving over 10% organic growth.

Compared to December 31, 2025, our backlog grew 9.0%, or $754.4 million, reflecting organic growth of 6.1%, or $514.0 million. Organic growth was achieved in all of our regions and particularly in Canada with organic growth of 16.5% and in our Environmental Services and Energy & Resources, both achieving over 10% organic growth.

Backlog by Reportable Segment - Sept 30, 2026 vs Sept 30, 2025
(In millions of Canadian dollars, except percentages)	Sep 30, 2026	Sep 30, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,974.3	1,668.1	306.2	—	n/a	306.2	18.4%
United States	5,350.2	4,951.5	398.7	—	111.3	287.4	5.8%
Global	1,829.4	1,586.4	243.0	11.4	14.6	217.0	13.7%
Total	9,153.9	8,206.0	947.9	11.4	125.9	810.6
Percentage growth			11.6%	0.1%	1.5%	9.9%

Backlog By Reportable Segment - Sept 30, 2026 vs December 31, 2025
(In millions of Canadian dollars, except percentages)	Sep 30, 2026	Dec 31, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,974.3	1,694.9	279.4	—	n/a	279.4	16.5%
United States	5,350.2	5,046.4	303.8	—	199.4	104.4	2.1%
Global	1,829.4	1,658.2	171.2	11.4	29.6	130.2	7.9%
Total	9,153.9	8,399.5	754.4	11.4	229.0	514.0
Percentage growth			9.0%	0.1%	2.7%	6.1%

Management’s Discussion and Analysis September 30, 2026	M-11	Stantec Inc.

We have revised our previously reported backlog balances as outlined below.

	June 30, 2026			March 31, 2026
(In millions of Canadian dollars)	Previously published	Revised	Difference (%)	Previously published	Revised	Difference (%)
Canada	1,862.4	1,806.5	3.1	1,862.0	1,799.6	3.5
United States	5,465.9	5,312.5	2.9	5,379.4	5,246.6	2.5
Global	1,907.8	1,879.0	1.5	1,738.3	1,706.1	1.9
Total	9,236.1	8,998.0	2.6	8,979.7	8,752.3	2.6

	December 31, 2025			September 30, 2025
(In millions of Canadian dollars)	Previously published	Revised	Difference (%)	Previously published	Revised	Difference (%)
Canada	1,760.5	1,694.9	3.9	1,732.6	1,668.1	3.9
United States	5,127.5	5,046.4	1.6	5,052.7	4,951.5	2.0
Global	1,682.2	1,658.2	1.4	1,611.1	1,586.4	1.6
Total	8,570.2	8,399.5	2.0	8,396.4	8,206.0	2.3

These changes did not significantly impact backlog reported in any reportable segment for any fiscal period or the related backlog growth rates.

Major Project Awards
We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering impactful solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of impactful opportunities.

Canada
The City of Toronto selected the Water team to provide design and construction administration services for a $70 million high-rate treatment facility within its broader wet weather flow management program. Designed to treat up to 600-million-litres-per-day, the facility will help reduce combined sewer overflows and improve regional water quality. The Buildings team has been selected by the Government of the Northwest Territories to design a $55 million housing project in Yellowknife. Once complete, this 64-unit affordable housing community will provide transitional and social housing, accessible spaces, and an integrated childcare facility to address critical housing needs across the territory. Ontario’s Ministry of Transportation awarded our Infrastructure team the detailed design services for twinning approximately 22 kilometers of Highway 17 in eastern Ontario. Expanding the Trans-Canada Highway from two lanes to a four-lane divided corridor will improve safety, traffic operations, and regional connectivity west of Ottawa. Our Environmental Services team is supporting Thompson Creek Metals Company’s 2045 life-of-mine extension for Mount Milligan Mine, a large-scale open-pit copper and gold mine in central British Columbia, through an environmental effects assessment, regulatory application development, technical integration, and permitting support. The Energy & Resources team was selected to provide engineering services for BC Hydro’s Gulf Islands Transmission Reinforcement Program, strengthening the electrical network’s reliability, capacity, and resilience for Gulf Island communities.

United States
A confidential global technology company selected the Buildings team to design a data center facility in Arizona, including equipment yards, two retention and detention basins, and various site improvements. The project will expand critical digital infrastructure in the region, supporting the growing demand for cloud and AI services. The Buildings team was also awarded planning, design, and engineering services for a new design center for Johns Hopkins University's Whiting School of Engineering. When fully realized, the center will be a new hub for students, faculty, and staff from all WSE departments to design, prototype, test, and manufacture engineering solutions to real world problems. The Energy & Resources team is providing engineering services for Salt River Project’s

Management’s Discussion and Analysis September 30, 2026	M-12	Stantec Inc.

new 20-gigawatt-hour pumped storage hydropower project. The new facility will store enough energy to power up to 450,000 homes while strengthening Arizona’s long-term energy resilience. The Water team was selected to provide engineering design services for Tampa Bay Water's US$14.3 million (CA$20.0 million) South Hillsborough Wellfield project, supporting new production wells, collector mains, groundwater treatment facilities, and system integration to expand the region's long-term drinking water supply and improve water system reliability.The Environmental Services team is supporting the Cameron Run Tributary at Clermont Park Basin and Stream Restoration project in Fairfax, Virginia, delivering watershed and stormwater solutions that restore stream health, improve water quality, enhance climate resilience, and enhance public spaces.

Global
England’s Environment Agency selected our Water team to support a new £17.8 million (CA$33.3 million) framework for groundwater modelling services across the country. The framework aims to strengthen sustainable groundwater management, improve flood forecasting, and enhance technical oversight of modelling projects. We will deliver modelling services and independent technical reviews to support accurate, efficient project delivery within established budgets and schedules. The Water team will also continue supporting the Poole Water Recycling and Transfer Strategic Resource Option, helping strengthen drought resilience for Bournemouth and Poole while protecting important river environments. Our team will lead planning, permitting, engineering design, stakeholder engagement, and environmental consulting as the project advances through its next phase. In Australia, the Buildings team is providing advisory and design services for a hyperscale AI data center campus developed by an international data center owner and operator. The team is supporting critical digital infrastructure that enables long-term capacity expansion, strengthens network resilience, and positions the client to meet growing demand in Australia’s growing digital economy.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2025 Annual Report (incorporated herein by reference).

Project margin in the quarter increased $97.0 million, or 10.5%, and as a percentage of net revenue, project margin increased to 55.0% from 54.4%. Year to date, project margin increased $273.5 million, or 10.4%, and as a percentage of net revenue, project margin increased 20 basis points to 54.5%. Net revenue growth, driven by public and private investments, contributed to project margin increases. As a percentage of net revenue, project margin remained in line with our expectations.

Project Margin by Reportable Segment
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2026		2025		2026		2025
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	219.2	52.7%	215.7	54.0%	627.0	52.5%	625.2	53.6%
United States	557.1	56.5%	486.8	54.8%	1,563.9	55.8%	1,381.9	55.0%
Global	248.6	53.6%	225.4	53.9%	718.8	53.6%	629.0	53.4%
Total	1,024.9	55.0%	927.9	54.4%	2,909.7	54.5%	2,636.1	54.3%

Management’s Discussion and Analysis September 30, 2026	M-13	Stantec Inc.

Project Margin by Business Operating Unit
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2026		2025		2026		2025
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Buildings	261.8	54.4%	223.7	53.2%	749.4	54.0%	596.9	53.6%
Infrastructure	240.0	53.5%	238.1	54.0%	691.5	53.3%	696.1	53.6%
Water	235.5	55.8%	201.8	54.5%	665.3	55.1%	575.6	54.1%
Environmental Services	180.4	56.8%	168.8	57.3%	497.8	56.8%	481.5	56.9%
Energy & Resources	107.1	55.0%	95.5	53.4%	305.6	53.6%	286.0	53.6%
Total	1,024.8	55.0%	927.9	54.4%	2,909.6	54.5%	2,636.1	54.3%

Canada
In our Canada operations, project margin in the quarter increased $3.5 million to $219.2 million and year to date increased $1.8 million to $627.0 million. As a percentage of net revenue, project margin decreased 130 basis points in the quarter to 52.7% and 110 basis points year to date to 52.5%. A change in project mix in Buildings and Environmental Services and lower volumes in Infrastructure from certain Community Development and Transportation projects contributed to lower margins. In the quarter, lower project margin as a percentage of net revenue was partly offset by project recoveries in Energy & Resources.

United States
In our US operations, project margin increased $70.3 million in the quarter to $557.1 million and year to date $182.0 million to $1.6 billion. As a percentage of net revenue, project margin increased 170 basis points in the quarter to 56.5% and 80 basis points year to date to 55.8%.Solid and consistent project execution in Water and Buildings as well as a favorable project recovery in Infrastructure contributed to the increase in project margin as a percentage of net revenue. The increase was partly offset by a higher volume of slightly lower margin projects in Energy & Resources.

Global
In our Global operations, project margin increased $23.2 million during the quarter to $248.6 million and by $89.8 million year to date to $718.8 million. As a percentage of net revenue, project margin decreased slightly by 30 basis points during the quarter to 53.6% and by 20 basis points year to date to 53.6%, primarily reflecting a change in project mix. Lower Transportation activity and margin pressures in Chile were offset by strong project margins driven by higher volumes and a favorable mix of work in Water, improved project execution in Peru, and continued growth across our Energy & Resource businesses.

Administrative and Marketing Expenses
Administrative and marketing expenses in the quarter decreased as a percentage of net revenue by 60 basis points to 35.5%. Year to date, administrative and marketing expenses increased $131.6 million compared to the prior period and decreased as a percentage of net revenue by 90 basis points to 36.7%. Our overall focus on efficient management of operations and optimization of discretionary spending, including higher utilization and reduced occupancy costs as a result of our real estate optimization strategy, contributed to lower administrative and marketing costs as a percentage of net revenue.
Amortization of Intangible Assets
Amortization of intangible assets increased $3.1 million in Q3 2026 and $26.0 million year to date as a result of acquisitions completed in 2026 and 2025. Higher amortization was mainly due to increases in client relationships and backlog amortization.

Net (Reversal) Impairment of Lease Assets
As part of our strategic plan and acquisition integration activities, the real estate portfolio is evaluated for opportunities to generate positive returns from subleasing otherwise underutilized office space. During the nine months ended September 30, 2026, we executed certain subleasing agreements that resulted in a net impairment of the related lease assets of $12.8 million primarily in the Canada reportable segment (nine months ended September 30, 2025 - net impairment reversal of $1.7 million). The impairment charges were calculated based on the value-in-use method.

Management’s Discussion and Analysis September 30, 2026	M-14	Stantec Inc.

Income Taxes
Our effective income tax rate in the quarter was 25.7%, compared with 24.5% in Q3 2025 and year to date was 25.1%, compared with 24.1% in 2025. The increase was primarily due to the mix of earnings across the various jurisdictions we operate in and higher earnings offsetting available tax deductions.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2026			2025				2024
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	2,353.1	2,228.0	2,067.7	2,115.8	2,140.5	1,964.3	1,923.6	1,959.5
Net revenue	1,864.9	1,780.6	1,694.3	1,639.7	1,705.4	1,596.7	1,553.0	1,478.4
Net income	179.6	150.3	110.8	93.9	150.0	135.4	100.1	98.0
Diluted earnings per share	1.60	1.32	0.97	0.82	1.32	1.19	0.88	0.86
Adjusted net income (note)	212.1	182.5	152.2	142.8	174.1	154.7	132.8	126.2
Adjusted EPS (note)	1.89	1.61	1.33	1.25	1.53	1.36	1.16	1.11
note: Adjusted net income and adjusted EPS are non-IFRS measures discussed in the Definitions section.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q3 2026	Q2 2026	Q1 2026	Q4 2025
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Increase in net revenue due to
Organic growth	91.1	58.8	56.5	58.0
Acquisition growth	44.1	113.9	111.4	95.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	24.3	11.2	(26.6)	7.8
Total increase in net revenue	159.5	183.9	141.3	161.3

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographies we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue in Q3 2026 compared to Q3 2025 reflects organic growth and revenue contributions from acquisitions completed in the last twelve months and favorable net foreign exchange impacts. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis September 30, 2026	M-15	Stantec Inc.

Statements of Financial Position
The following table highlights the balances of assets, liabilities, and equity as at September 30, 2026 and December 31, 2025:

(In millions of Canadian dollars)	Sep 30, 2026	Dec 31, 2025
Total current assets	3,388.0	2,790.8
Property and equipment	310.5	308.4
Lease assets	532.9	545.4
Goodwill	3,371.1	3,221.8
Intangible assets	506.9	594.5
Net employee defined benefit plan asset	79.3	87.4
Deferred tax assets	98.0	115.4
Other assets	275.9	293.2
Total assets	8,562.6	7,956.9

Current portion of lease liabilities	119.7	113.6
Current portion of long-term debt	155.8	291.0
Current portion of provisions	249.7	46.5
All other current liabilities	1,887.7	1,814.9
Total current liabilities	2,412.9	2,266.0
Lease liabilities	596.1	585.4
Long-term debt	1,845.4	1,527.3
Provisions	184.8	191.2
Net employee defined benefit plan liability	21.2	18.9
Deferred tax liabilities	79.3	72.6
Other liabilities	50.3	55.1
Equity	3,372.6	3,240.4
Total liabilities and shareholders' equity	8,562.6	7,956.9
Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amount of assets and liabilities for our US operations and certain other Global subsidiaries on our consolidated statements of financial position increased, primarily due to the strengthening of the US and Australian dollars and the British pound relative to the Canadian dollar. Other factors that impacted our assets and liabilities are indicated below.

The acquisition of Niche increased goodwill by $49.2 million and intangible assets by $16.3 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Partly offsetting the impact of the acquisition was a decrease to long term lease assets related to depreciation expense and a net impairment of $12.8 million, partly offset by lease additions and modifications. Further decreases to long-term assets include the amortization of intangible assets, depreciation of property and equipment and the reduction in other assets primarily related to the net sales of investments held for self-insured liabilities and fluctuations in the fair value of derivative financial instruments.

Management’s Discussion and Analysis September 30, 2026	M-16	Stantec Inc.

Total long-term debt increased $182.9 million due to higher draws on the revolving credit facility partly offset by repayments made on the term loan, notes payable and other financing obligations. Repayment was also made on the unsecured term bilateral credit facility of $100 million, which matured on June 26, 2026. Lease liabilities increased due to additions and modifications, partly offset by lease payments made.

During the first half of 2026, we completed the conversion of a section of the UK pension scheme from a bulk buy-in annuity policy into a buy-out annuity contract, which settled $103.1 million of our defined benefit plan obligation and reduced the related plan assets by an equal amount. We also entered into a bulk buy-in annuity policy for another section of the UK pension scheme which resulted in a pre-tax remeasurement adjustment of $11.2 million.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at September 30, 2026, compared to December 31, 2025:

(In millions of Canadian dollars, except ratios)	Sep 30, 2026	Dec 31, 2025
Current assets	3,388.0	2,790.8
Current liabilities	2,412.9	2,266.0
Working capital (note)	975.1	524.8
Current ratio (note)	1.40	1.23
note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amount of current assets and liabilities for our US operations and certain other Global subsidiaries on our consolidated statements of financial position increased, primarily due to the strengthening of the US and Australian dollars and the British pound relative to the Canadian dollar. Other factors that impacted our assets and liabilities are indicated below.

Current assets increased due to a collective increase of $382.2 million in trade and other receivables, unbilled receivables, and contract assets, primarily related to the timing of billings and collections and cash and cash equivalents increased $50.0 million (explained in the Cash Flows section). The increase in other assets includes insurance recoveries for claims that are eligible for reimbursement under the Company’s third-party insurance coverage.

Our DSO was 76 days at September 30, 2026, which approximates our stated internal guideline of 75 days, and increased by three days compared to September 30, 2025 and seven days compared to December 31, 2025 due to routine fluctuations from normal course variability in the timing of sales and payments.

The increase in current liabilities was primarily related to the increase in trade and other payables due to the timing of supplier payments as well as the increase in provisions recorded for legal claims. This was partly offset by a reduction in our deferred revenue and other liabilities.

Management’s Discussion and Analysis September 30, 2026	M-17	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30,			Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2026	2025	Change	2026	2025	Change
Cash flows from operating activities	392.3	315.9	76.4	508.6	550.6	(42.0)
Cash flows used in investing activities	(74.9)	(430.8)	355.9	(92.4)	(511.7)	419.3
Cash flows (used in) from financing activities	(248.5)	123.8	(372.3)	(406.8)	104.5	(511.3)

Cash Flows From Operating Activities
Year-to-date cash flows from operating activities were $508.6 million, a decrease of $42.0 million from 2025. Strong revenue and margin growth in Q3 2026, were offset by the required investment in net working capital to support our growth. Partly offsetting the decrease in cash inflows were lower tax payments.

Cash Flows Used in Investing Activities
Year-to-date cash flows used in investing activities decreased $419.3 million to $92.4 million, primarily related to net consideration of $54.2 million paid for Niche in 2026 compared to net consideration of $453.9 million paid for acquisitions completed in 2025. Additionally, proceeds from the sale of investments held for self-insured liabilities were $92.3 million in 2026 compared to $63.4 million in 2025. These were partly offset by an increase in cash used to purchase property and equipment and intangible assets.

Cash Flows (Used In) From Financing Activities
Year-to-date cash flows used in financing activities were $406.8 million, a $511.3 million increase compared to 2025. Cash flows used in financing activities increased primarily due to the shares repurchased for cancellation under our NCIB of $350.4 million, net repayment of notes payable and other financing obligations of $181.4 million and repayment of our term loan credit facility of $100.0 million, partly offset by net proceeds received from our revolving credit facility of $438.4 million.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy, while maintaining a strong balance sheet and managing dividend increases to our target payout ratio in a sustainable manner.

Although our priority in deploying capital remains funding accretive acquisitions, as sufficient capital is available, we believe that the repurchase of outstanding common shares is an appropriate use of Company funds when, from time-to-time, the market price of our common shares does not fully reflect the value of our business or future business prospects.

During the quarter, we amended our NCIB, increasing the maximum number of common shares available for repurchase from 2,281,339, originally approved in the first quarter of 2026, to 5,703,349 during the period March 12, 2026 to March 11, 2027. The Automatic Share Purchase Plan (ASPP) was also amended for the increase in the maximum number of common shares available for repurchase. The ASPP permits a designated broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the NCIB at any time during predetermined trading blackout periods.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis September 30, 2026	M-18	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Sep 30, 2026	Dec 31, 2025
Current and non-current portion of long-term debt	2,001.2	1,818.3
Less: cash and cash equivalents	(448.1)	(398.1)
Bank indebtedness	12.4	29.6
Net debt	1,565.5	1,449.8
Shareholders' equity	3,372.6	3,240.4
Total capital managed	4,938.1	4,690.2
Trailing twelve months adjusted EBITDA (note)	1,280.5	1,143.7
Net debt to adjusted EBITDA ratio (note)	1.2	1.3
note: See the Definitions section for our discussion of non-IFRS measures used.

At September 30, 2026, our net debt to adjusted EBITDA ratio was 1.2x, remaining within our stated internal guideline and providing additional capacity to fund future acquisition opportunities and growth initiatives.

Our credit facilities include:
•senior unsecured notes of $975 million;
•syndicated senior unsecured credit facilities of $1.5 billion, consisting of a revolving credit facility in the maximum of $1.2 billion and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature);
•an unsecured revolving bilateral credit facility of US$100 million; and
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million.
We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreements).

At September 30, 2026, $909.3 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2026.

Shareholders’ Equity

Shareholders’ equity increased $132.2 million from December 31, 2025. The increase in shareholders' equity was due to net income of $440.7 million earned in the first three quarters of 2026 and other comprehensive income of $124.4 million, primarily related to exchange differences on translation of our foreign subsidiaries.

Partly offsetting the increase in shareholders' equity, was $350.4 million paid to repurchase 3,390,521 common shares under our NCIB and dividends declared of $82.5 million.

Management’s Discussion and Analysis September 30, 2026	M-19	Stantec Inc.

Other
Outstanding Share Data
Common shares outstanding were 110,676,474 at September 30, 2026. From October 1, 2026 to November 12, 2026, 643,308 shares were purchased for cancellation under our NCIB or our Automatic Share Purchase Plan. At November 12, 2026, there were 110,033,166 common shares outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2025 Annual Report (incorporated herein by reference), other than the amendments of certain credit facilities (described in the Capital Management section) and the conversion and purchase of bulk annuity policies related to our UK pension scheme (described in the Statement of Financial Position section). Management believes sufficient liquidity is available to meet our contractual obligations as at September 30, 2026.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2025 Annual Report (incorporated herein by reference).

Financial Instruments and Market Risk
At September 30, 2026, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2025 Annual Report (incorporated herein by reference).

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 32 of our audited consolidated financial statements for the year ended December 31, 2025 (included in our 2025 Annual Report and incorporated herein by reference). At September 30, 2026, the nature and extent of these transactions were not materially different from those disclosed in the 2025 Annual Report.

Critical Accounting Developments, Estimates, and Measures
Recent Accounting Pronouncements
Amendments to IFRS 9 and IFRS 7 adopted in the period and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter and the three quarters ended September 30, 2026 (incorporated herein by reference), resulted in a change in the accounting policy for derecognition of liabilities settled with cash. Previously, we derecognized liabilities settled with cash on payment instruction. Under the new policy, we have elected to apply the optional exception to derecognize financial liabilities settled through qualifying electronic payment systems on payment instruction, while financial liabilities settled through other methods are derecognized on settlement.

The amendments apply retrospectively; however, we were not required to restate prior periods to reflect their application under transitional provisions. The adjustment to cash and cash equivalents and trade and other payables at January 1, 2026 is reflected in our unaudited interim consolidated statements of cash flows for the three quarters ended September 30, 2026. The amendments did not have any other material effects on our consolidated financial statements.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2026 (incorporated herein by reference). We are currently considering the impact of adopting these standards and amendments on our consolidated financial statements.

Management’s Discussion and Analysis September 30, 2026	M-20	Stantec Inc.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates from those described in our 2025 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2025 audited consolidated financial statements (incorporated herein by reference).

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow performance. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the diluted weighted average number of shares outstanding.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-19.

Management’s Discussion and Analysis September 30, 2026	M-21	Stantec Inc.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliation of Non-IFRS Financial Measure on page M-23.

Free Cash Flow to Net Income is a non-IFRS ratio that we use to measure conversion of net income into cash. It is calculated by dividing free cash flow (defined above) by net income.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO) is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-19.

Management’s Discussion and Analysis September 30, 2026	M-22	Stantec Inc.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2026	2025	2026	2025
Net cash flows from operating activities	392.3	315.9	508.6	550.6
Less: capital expenditures (property and equipment and intangible assets)	(19.7)	(14.3)	(61.2)	(49.4)
Less: net lease payments	(34.0)	(40.8)	(115.0)	(111.4)
Free cash flow (note)	338.6	260.8	332.4	389.8
note : See the Definitions section for a discussion of free cash flow, a non-IFRS measure.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e) and as defined in Canada by National Instrument 52-109) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the three quarters ended September 30, 2026, there has not been a significant change in our risk factors from those described in our 2025 Annual Report (incorporated herein by reference). We continue to closely monitor the military conflict in the Middle East, as Stantec has projects in the region and offices in Bahrain, Qatar, Saudi Arabia, and United Arab Emirates, and are implementing measures to mitigate workforce disruptions. We cannot provide assurance that these measures will be effective.

As noted in our 2025 Annual Report, international tensions and military conflicts may lead to adverse impacts including political and macroeconomic uncertainty, supply chain issues, market volatility, decreased public spending and slowing growth forecasts, workforce disruptions, an increased risk of cyberattacks, project delays or cancellations, and additional costs in assessing security risks and implementing security plans. The duration and scale of military conflicts are outside of our control and may have a cascading impact on the global economy, which may affect our results of operations, cash flows, and backlog.

Subsequent Event
Dividends
On November 12, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on January 15, 2027, to shareholders of record on December 31, 2026.

Management’s Discussion and Analysis September 30, 2026	M-23	Stantec Inc.

Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws (forward-looking statements). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future and may not be appropriate for other purposes.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2026 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our expectations in our Outlook section to address our targets and expectations for 2026:
◦Our belief that opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services;
◦Public sector spending will continue in alignment with currently announced programs and legislation, as well as increasing confidence and activity in the private sector;
◦Net revenue growth of 9.0% to 11.0%, with organic net revenue growth in the mid-single digits;
◦Organic net revenue growth in the US in the the mid-single digit range, the low to mid-single digit range in Canada and Global in the high-single digits;
◦Adjusted EBITDA margin in the range of 18.3% to 18.5%;
◦Adjusted net income as a percentage of net revenue at or above 9.8%;
◦Adjusted EPS growth in the range of 17.0% to 19.0%;
◦Adjusted ROIC expected to be above 13.0%;
◦Improvements in our guidance reflect strong project margins resulting from effective operational execution, as well as continued focus on enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies.
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our belief that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures;
•Our belief we have sufficient liquidity to meet our contractual obligations; and
•Our expectations in the Critical Accounting Developments, Estimates, and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Management’s Discussion and Analysis September 30, 2026	M-24	Stantec Inc.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three quarters ended September 30, 2026, there has been no significant change in our risk factors from those described in our 2025 Annual Report (incorporated herein by reference).

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2026 and their effect on our business. The material factors and assumptions used to support our 2026 outlook included on M-6 are set forth below:

•Our September 2026 outlook forecast assumed an average value for the US dollar of $1.38, GBP $1.85, and AU of $0.98. While the average value for the GBP is consistent with the outlook included in our 2025 Annual Report, the average values for the US dollar and AU have increased by $0.02 and $0.08, respectively.
•As at September 30, 2026, the overnight interest rate target is 2.25% in Canada, 3.88% in the US, and 3.75% in the UK, while the assumptions included in the 2025 Annual Report reflected rates of 2.25% in Canada, 3.65% in the US, and 3.73% in the UK. The Company’s fixed rate senior unsecured notes are expected to partially offset changes in rates.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 25% and was considered based on the tax rates in place as of December 31, 2025, as well as our mix of expected earnings for the countries we operate in.
•As of September 2026, Canada's GDP is expected to grow by 1.0% in 2026, a reduction from the previous expectation of 1.5% growth in December 2025, while the US is projected to see a growth rate of 2.3%, consistent with prior expectations. In global markets, the UK is projected to see a growth rate of 1.3%, consistent with prior expectations and Australia is projected to see a growth rate of 1.4% compared to 2.0% at December 2025.
•As of September 2026, new housing construction in Canada decreased 4.0% over the same period in 2025. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2026 is 1.34 million, a 0.96% decrease compared to 2025.
•The American Institute of Architects ABI (architectural billing index) has decreased to 47.2 as of August 2026 from 47.3 at the end of December 2025, reflecting a slight deterioration and continued presence of soft architectural billings.
•The U.S. EIA expects oil prices for 2026 to increase sharply from 2025 levels, up from estimates in June 2026. Metals, and mineral prices for 2026 are expected to increase from the previous forecasted prices in April 2026.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 12, 2026, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2026, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2026	M-25	Stantec Inc.